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                                                                       EXHIBIT 4



                            WYNNEFIELD CAPITAL, INC.
                               450 Seventh Avenue
                            New York, New York 10123


                                                               February 5, 2004


Via Federal Express
-------------------

Mr. Andrew B. Schmitt
President/CEO
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, KS 66205

Dear Andy:

         I was rather surprised to receive Steven Crooke's letter of January 19, 2004 deferring consideration of my request that I be included in Layne's proxy statement as a nominee for election to Layne's Board of directors. My request dates back to my initial letter to you of August 13, 2003 and was formally renewed in my most recent letter to the Board of January 2, 2004.

         The timing of Mr. Crooke's letter was ironic. On the same day of Mr. Crooke's letter advising me that the Board could not consider my nomination until March 1, 2004 after a nominating committee is formed, the Company announced that it had appointed Warren Lichenstein to the Board. Interestingly, the Board, acting without a nominating committee, also appointed two other directors following my August 13, 2003 letter and prior to Mr. Crooke's letter of January 19, 2004.

         We note that in announcing the appointment of Messrs. Helfet and Lichenstein, the Company failed to specify to which Class each new Director has been appointed. While we assume these appointments were made in accordance with the Company's By-laws, we request that you promptly confirm the Class to which each Director was appointed. Should our assumption be incorrect, we naturally reserve the right to challenge the Board's actions.

         Since the Company has advised us that the Board will not create the nominating committee nor evaluate my candidacy until March 1, 2004, we had no alternative but to timely submit a formal notice of our intent to nominate two directors to the Company's Board for election at the Company's 2004 Annual Meeting of Stockholders in order to preserve our rights, as required by the Company's By-laws. While we would prefer to obtain Board representation amicably, make no mistake that we are committed to the election of our nominees even if the effort and expense of a proxy contest are required.

         Pending formation of the nominating committee I remain ready and willing to meet with all independent members of the Board, individually or as a group, as soon as practicable at a mutually


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convenient time, and extend an invitation to all Board members to contact me to discuss this matter further.

         Kindly forward a copy of this letter to all members of the Board.

                                            Very truly yours,

                                            Wynnefield Capital, Inc.


                                            /s/ Nelson Obus
                                            ------------------------
                                            Nelson Obus